UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                               KOGER EQUITY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    500228101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                           Morgan, Lewis & Bockius LLP
                             801 South Grand Avenue
                              Los Angeles, CA 90017
                                 (213) 612-2500
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 21, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 Pages

------------------------                                ----------------------
CUSIP No.  500228101        SCHEDULE 13D                   Page 2 of 7 Pages
------------------------                                ----------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Apollo Real Estate Investment Fund II, L.P.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /  /


                                                                 (b)  /X /
-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
             WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                           /  /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    4,984,698 shares
 NUMBER OF
  SHARES         --------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY                     -0-
   EACH          --------------------------------------------------------------
 REPORTING        9  SOLE DISPOSITIVE POWER
PERSON WITH          4,984,698 shares
                ---------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                              -0-

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,984,698
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /  /


-------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             23.8%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
             PN
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ----------------------
CUSIP No.  500228101        SCHEDULE 13D                   Page 3 of 7 Pages
------------------------                                ----------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Apollo Real Estate Advisors II, L.P.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /  /

                                                                 (b)  /X /
-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
             00
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                           /  /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    4,984,698 shares
 NUMBER OF
  SHARES         --------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY                     -0-
   EACH          --------------------------------------------------------------
 REPORTING        9  SOLE DISPOSITIVE POWER
PERSON WITH           4,984,698 shares
                ---------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                              -0-

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,984,698
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /  /


-------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             23.8%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
             PN
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ----------------------
CUSIP No.  500228101        SCHEDULE 13D                   Page 4 of 7 Pages
------------------------                                ----------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             AREIF II Realty Trust, Inc.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /  /

                                                                 (b)  /X /
-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
             WC; AF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                           /  /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    4,713,598 shares
 NUMBER OF
  SHARES         --------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY                     -0-
   EACH          --------------------------------------------------------------
 REPORTING        9  SOLE DISPOSITIVE POWER
PERSON WITH           4,713,598 shares
                ---------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                              -0-

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,713,598
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /  /


-------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.5%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

             SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT")

================================================================================


                  This Amendment No. 5 amends and supplements the Schedule 13D, dated June 25, 1996, as amended by Amendment No. 1, dated August 15, 1996, Amendment No. 2, dated October 10, 1996, Amendment No. 3, dated October 31, 1996, and Amendment No. 4, dated March 26, 1997, by Apollo Real Estate Investment Fund II, L.P. ("AREIF II"), Apollo Real Estate Advisors II, L.P. ("AREA II") and AREIF II Realty Trust, Inc. ("Realty Trust").

Item 3.  Source and Amount of Funds or Other Consideration.

                  The first paragraph of Item 3 is hereby amended and supplemented to add following to the end thereof:

                  Since the date of the last filing on Schedule 13D, AREIF II has purchased an additional 271,100 shares of Common Stock. Therefore, as of the date hereof, the Reporting Persons are deemed to beneficially own 4,984,698 shares of Common Stock, which consist of 4,713,598 shares are owned directly by Realty Trust and 271,100 shares owned directly by AREIF II. The source of all funds used to acquire beneficial ownership of such shares of Common Stock was investment funds from working capital of AREIF II and from a wholly owned subsidiary of AREIF II. None of the funds used to acquire beneficial ownership were borrowed funds or otherwise obtained for the purpose of acquiring the Common Stock; however, the Reporting Persons may, from time to time, use some or all of the Common Stock in connection with various collateral investment accounts in the ordinary course of business. AREIF II may be deemed to beneficially own the shares of Common Stock beneficially owned by Realty Trust; and AREA II, managing general partner of AREIF II, is deemed to beneficially own the shares of Common Stock beneficially owned by AREIF II. The shares of Common Stock beneficially owned by the Reporting Persons were acquired as described herein.

Item 5.  Interest in Securities of the Issuer.

                  Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:


                                Page 5 of 7 Pages

                  (a) and (b) As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 4,984,698 shares of the Common Stock, which constitutes approximately 23.8% of the Common Stock outstanding.*

                  Realty Trust owns, directly, 4,713,598 shares of Common Stock, as to which it has sole voting and dispositive power. AREIF II owns an aggregate of 4,984,698 shares of the Common Stock, consisting of 4,713,598 shares of Common Stock owned indirectly (through Realty Trust), as to which it has sole voting and dispositive power, and 271,100 shares of Common Stock owned directly, as to which it has sole voting and dispositive power. AREA II, the managing general partner of AREIF II, is deemed to beneficially own all of such 4,984,698 shares of Common Stock and have sole voting and dispositive power.

                  Paragraph (c) of Item 5 is hereby amended to include the following:

                  (c) Set forth below is a table of all transactions in the Common Stock effected by the Reporting Persons since March 26, 1997, the date of the most recent filing on Schedule 13D by the Reporting Persons. All purchases were made by ARIEF II.

           Type of                                                Price                       Number
         Transaction                  Trade Date                Per Share                     Shares     Location

          Purchase                      4/3/97                   $16.484                       4,000     Exchange

          Purchase                      4/7/97                   16.500                       25,000     Exchange

          Purchase                      4/8/97                   16.686                       20,000     Exchange

          Purchase                      4/9/97                   17.125                          800     Exchange

          Purchase                     4/10/97                   17.214                       20,000     Exchange

          Purchase                     4/11/97                   16.983                       60,000     Exchange

          Purchase                     4/15/97                   16.500                       40,000     Exchange

          Purchase                     4/16/97                   16.250                       20,000     Exchange

          Purchase                     4/17/97                   15.862                        7,800     Exchange

          Purchase                     4/18/97                   15.985                       10,600     Exchange

          Purchase                     4/21/97                   15.875                       20,000     Exchange

          Purchase                     4/22/97                   15.750                       19,600     Exchange

          Purchase                     4/23/97                   15.750                       12,000     Exchange

          Purchase                     4/24/97                   15.625                        9,100     Exchange

          Purchase                     4/25/97                   15.625                        2,200     Exchange


--------
*        All calculations of percentages of beneficial ownership in this
         Schedule 13D are based on there being 20,980,000 shares of Common Stock outstanding as of February 28, 1997, as disclosed in the Company's Annual Report on Form 10-K for the period ended December 31, 1996.

                                Page 6 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 1997

                        APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
                        By:  Apollo Real Estate Advisors II, L.P., its
                              General Partner

                       By: Apollo Real Estate Capital Advisors II, Inc.,
                            its General Partner

                             By:  /s/ Michael D. Weiner
                                  ------------------------------------
                                   Name:     Michael D. Weiner
                                   Title:    Vice President


                        APOLLO REAL ESTATE ADVISORS II, L.P.
                        By:  Apollo Real Estate Capital Advisors II, Inc.
                              General Partner

                             By:  /s/ Michael D. Weiner
                                  -------------------------------------
                                   Name:     Michael D. Weiner
                                   Title:    Vice President


                        AREIF II REALTY TRUST, INC.

                        By:  /s/ John R.S. Jacobsson
                             ------------------------------------------
                             Name:      John R. S. Jacobsson
                             Title:     Vice President



                                Page 7 of 7 Pages